Exhibit 4.23

BEYONDSPRING PHARMACEUTICALS, INC.

October 11, 2023

Lan Huang

4506 Delafield Ave,

Bronx NY 10471

Re: Employment Terms

Dear Lan:

The purpose of this letter is to confirm certain changes that we expect to make with respect to the terms of your employment by BeyondSpring Pharmaceuticals, Inc. (“BeyondSpring”) in connection with the commencement of your separate and related employment by BeyondSpring’s affiliate, SEED Therapeutics, Inc US. (“SEED”). The anticipated changes include the following:

●	You will be assigned on a part time basis (approximately 15% of your work time) to assist with SEED efforts effective November 1, 2023.
●	Your new base salary as an employee of BeyondSpring will be $384,982.
●	The number of hours that you will be expected to work for BeyondSpring will be reduced by the number of hours that you commit to work for Seed; and
●

If your employment with SEED terminates other than for Cause (as defined in your Employment Agreement with BeyondSpring), you will resume full-time employment with BeyondSpring and your salary will be increased to match the salary you received prior to the reduction described above.

BeyondSpring consents to your part-time employment by SEED as contemplated in the offer letter you received from SEED on or about the date hereof. If you accept SEED’s offer of employment, your eligibility to receive benefits from BeyondSpring will not be adversely affected. You will remain eligible for bonus compensation in accordance with your Employment Agreement and the amount of your bonus will not be adversely affected by your decision to accept employment with SEED. In summary, the total base salary and commensurate bonus target from BeyondSpring and SEED will be the same as your previous BeyondSpring base salary and bonus target.

We will work with you to memorialize the changes described above, and any related changes, in a formal amendment to your Employment Agreement as soon as practicable. In the meantime, please sign and date this letter in the space indicated below to confirm that the proposed changes to the terms of your employment with BeyondSpring are acceptable.

Sincerely,

/s/ Lan Huang

Lan Huang, Chief Executive Officer

Understood and Accepted:

/s/ Lan Huang	November 1, 2023
Lan Huang	Date

BeyondSpring Pharmaceuticals, Inc. | 28 Liberty, 39th Floor | New York, NY 10005

Main Tel: (646) 305-6387

www.beyondspringpharma.com